Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Erik Thuestad, Investor Relations, Tel.: +47 2254 4425
Ellen W. Ronæss, Shareholder Service, Tel.: +47 2254 4430

Date: 30.08.02

ORK – Trade subject to notification own shares

Orkla ASA has on 29 August 2002 bought 1,000,000 Orkla shares at a price of NOK 128,50 per share. A broker has executed the transaction.

Orkla's total shareholding of own shares after this transaction is 7,844,232.